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                            June 8, 2020

       Fr d ric Cren
       Chief Executive Officer
       Inventiva S.A.
       50 rue de Dijon
       21121 Daix France

                                                        Re: Inventiva S.A.
                                                            Draft Registration
Statement on Form F-1
                                                            Response Dated May
26, 2020
                                                            CIK No. 0001756594

       Dear Mr. Cren:

               We have reviewed your supplemental response dated May 26, 2020 and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Supplemental Response dated May 26, 2020

       Validating Collaboration, page 99

   1. We note your response to comment 4. Based on the following information, we continue to believe you are
substantially dependent on the AbbVie collaboration agreement and should file it as an
exhibit to your registration statement:
                                                          AbbVie's milestone
payments constituting 50% of your revenues for 2019;
                                                          disclosure indicating
that AbbVie is solely responsible for the clinical development of any product
candidate developed through the collaboration and is the owner of all intellectual
property resulting from the collaboration;
                                                          disclosure indicating
the agreement provides for up to 38.5 million in milestones
                                                             related to the
psoriasis program and additional milestones for subsequent drugs.
                                                        Additionally, we note
your inclusion of ABBV-157 in your pipeline table despite your response indicating
that AbbVie is solely responsible for developing and commercializing
 Fr d ric Cren
Inventiva S.A.
June 8, 2020
Page 2
      the product candidate. A separate party's product candidate potential validation of your approach does not warrant inclusion of that party's product candidate in your pipeline table. If you have no ongoing control over efforts to develop or commercialize ABBV-
      157, please remove ABBV-157 from your pipeline table. You may continue to discuss the AbbVie collaboration agreement and its importance in verifying your product candidate development approach, but it is not appropriate to present the product candidate as part of your pipeline.

       You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameFr d ric Cren
                                                           Division of
Corporation Finance
Comapany NameInventiva S.A.
                                                           Office of Life
Sciences
June 8, 2020 Page 2
cc:       Richard Segal, Esq.
FirstName LastName